-----------------------------
                                                         OMB APPROVAL
                                                     OMB Number: 3235-0145
                                                   Expires: October 31, 2002
                                                    Estimated average burden
                                                  hours per response.....14.90
                                                 -----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         MEMC Electronic Materials, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715-10-4
     ----------------------------------------------------------------------
                                 (CUSIP Number)

 Richard A. Ekleberry          James R. Gillette             Linda D. Barker
 Texas Pacific Group    Leonard Green & Partners, L.P.     The TCW Group, Inc.
 301 Commerce Street,    11111 Santa Monica Boulevard,   865 S. Figueroa Street,
      Suite 3300                   Suite 2000                   Suite 1800
 Fort Worth, TX 76102        Los Angeles, CA 90025        Los Angeles, CA 90017
    (817) 871-4000              (310) 954-0416                (213) 244-0000

                                 With copies to:

   Paul J. Shim, Esq.         Howard A. Sobel, Esq.        Charles F. Niemeth
    Cleary, Gottlieb,           Latham & Watkins          O'Melveny & Myers LLP
    Steen & Hamilton            885 Third Avenue,          153 East 53rd Street
    One Liberty Plaza              Suite 1000           New York, New York 10022
New York, New York 10006    New York, New York 10022         (212) 326-2000
     (212) 225-2000              (212) 906-1200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                September 6, 2002
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

                  This Amendment No. 3 (this "Amendment") supplements Item 4 of the Schedule 13D (the "Schedule") filed on November 21, 2001, as amended by Amendment No. 1 dated January 31, 2002 and Amendment No. 2 dated August 9, 2002, by the Reporting Persons with respect to the Common Stock of the Company. All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 4.           Purpose of Transaction.
                  ----------------------

                  Italian Credit Agreement Amendment.

                  As previously reported, on November 13, 2001, Wafer Holdings and certain of its affiliates and E.ON AG and certain of its affiliates closed the transactions contemplated by the Purchase Agreement. In connection with those transactions, Wafer Partners acquired from the Sellers and retained a 55 million Euro debt obligation (the "Euro Obligation") issued by the Company's Italian subsidiary that had a maturity date of September 22, 2002. Pursuant to the Restructuring Agreement, the Company agreed to restructure the Euro Obligation on terms set forth in the Restructuring Agreement. The parties were unable to restructure the Euro Obligation on the original terms contemplated in the Restructuring Agreement.

                  On September 6, 2002, the Company's Italian subsidiary and Wafer Partners amended the Euro Obligation, and the Company's Italian subsidiary issued a new promissory note evidencing such indebtedness (the "New Euro Obligation"). Under the New Euro Obligation, 35 million Euro was payable on or before September 25, 2002 (and such payment was made on September 25, 2002), and 20 million Euro will be payable on or before April 15, 2003. The New Euro Obligation is unsecured, guaranteed by the Company and bears interest at 8%.

                  In connection with the foregoing amendment, TPG Partners, GEI and TCW Partners have agreed to provide the Company with a new $35 million secured revolving credit facility. The new $35 million revolving credit facility will have a five-year term, bear interest at LIBOR plus 10%, be secured by substantially the same collateral base that secures the Company's $150 million revolving credit facility with Citicorp USA, Inc. and UBS AG (the "Citibank Facility") and contain substantially the same covenants as the Citibank Facility. As a condition to any borrowings under the new $35 million revolving credit facility, the Company must have repaid the New Euro Obligation in full and must have borrowed in full all amounts available under the Citibank Facility.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Wafer Holdings LLC is true, complete and correct.

Dated:  September 30, 2002

                                           TPG WAFER HOLDINGS LLC


                                           By: /s/ Richard A. Ekleberry
                                               -------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Wafer Partners LLC is true, complete and correct.

Dated:  September 30, 2002

                                           TPG WAFER PARTNERS LLC


                                           By: /s/ Richard A. Ekleberry
                                               -------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors III, Inc. is true, complete and correct.

Dated:  September 30, 2002

                                           TPG ADVISORS III, INC.


                                           By: /s/ Richard A. Ekleberry
                                               -------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors, Inc. is true, complete and correct.

Dated:  September 30, 2002

                                           T3 ADVISORS, INC.


                                           By: /s/ Richard A. Ekleberry
                                               -------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors II, Inc. is true, complete and correct.

Dated:  September 30, 2002

                                           T3 ADVISORS II, INC.


                                           By: /s/ Richard A. Ekleberry
                                               -------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Green Equity Investors III, L.P. is true, complete and correct.

Dated:  September 30, 2002

                                           GREEN EQUITY INVESTORS III, L.P.

                                           By: GEI Capital III, LLC, its
                                           General Partner


                                           By: /s/ John Danhakl
                                               -------------------------------
                                           Name: John Danhakl
                                           Title: Manager

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to GEI Capital III, L.L.C. is true, complete and correct.

Dated:  September 30, 2002

                                           GEI CAPITAL III, L.L.C.



                                           By: /s/ John Danhakl
                                               -------------------------------
                                           Name: John Danhakl
                                           Title: Manager

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to LGP Management, Inc. is true, complete and correct.

Dated:  September 30, 2002

                                           LGP MANAGEMENT, INC.



                                           By: /s/ John Danhakl
                                               -------------------------------
                                           Name: John Danhakl
                                           Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Leonard Green & Partners, L.P., is true, complete and correct.

Dated:  September 30, 2002

                                           LEONARD GREEN & PARTNERS, L.P.

                                           By: LGP Management, Inc., its
                                           General Partner



                                           By: /s/ John Danhakl
                                               -------------------------------
                                           Name: John Danhakl
                                           Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Green Equity Investors Side III, L.P. is true, complete and correct.

Dated:  September 30, 2002

                                           GREEN EQUITY INVESTORS SIDE III, L.P.

                                           By: GEI Capital III, LLC, its
                                               General Partner


                                           By: /s/ John Danhakl
                                               -------------------------------
                                           Name: John Danhakl
                                           Title: Manager

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Partners III, L.P. is true, complete and correct.

Dated:  September 30, 2002

                                           TCW/CRESCENT MEZZANINE PARTNERS III,
                                           L.P.


                                           By: TCW/Crescent Mezzanine III, LLC,
                                           its general partner


                                           By: /s/ Linda D. Barker
                                               --------------------------------
                                           Name: Linda D. Barker
                                           Title: Authorized Signatory

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine III Netherlands, L.P. is true, complete and correct.

Dated:  September 30, 2002


                                           TCW/CRESCENT MEZZANINE III
                                           NETHERLANDS, L.P.


                                           By: TCW/Crescent Mezzanine III, LLC,
                                           its general partner


                                           By: /s/ Linda D. Barker
                                               --------------------------------
                                           Name: Linda D. Barker
                                           Title: Authorized Signatory


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Trust III is true, complete and correct.

Dated:  September 30, 2002

                                           TCW/CRESCENT MEZZANINE TRUST III


                                           By: TCW/Crescent Mezzanine III, LLC,
                                           its managing owner


                                           By: /s/ Linda D. Barker
                                               --------------------------------
                                           Name: Linda D. Barker
                                           Title: Authorized Signatory

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to The TCW Group, Inc. is true, complete and correct.

Dated:  September 30, 2002

                                           THE TCW GROUP, INC.


                                           By: /s/ Linda D. Barker
                                               --------------------------------
                                           Name: Linda D. Barker
                                           Title: Authorized Signatory

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW Asset Management Company is true, complete and correct.

Dated:  September 30, 2002

                                           TCW ASSET MANAGEMENT COMPANY


                                           By: /s/ Linda D. Barker
                                               --------------------------------
                                           Name: Linda D. Barker
                                           Title: Authorized Signatory

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine III, LLC is true, complete and correct.

Dated:  September 30, 2002

                                           TCW/CRESCENT MEZZANINE III, LLC


                                           By: /s/ Linda D. Barker
                                               --------------------------------
                                           Name: Linda D. Barker
                                           Title: Authorized Signatory